October 27, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, S.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin, Senior Attorney Mailstop 3030

Re:	BTU International, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the fiscal quarter ended June 28, 2009
Filed August 7, 2009
File No. 000-17297

Ladies and Gentleman:

In response to your letter of October 6, 2009 to BTU International, Inc. (the “Company”), we have the following responses. We have repeated the comment and followed it with our reply.

Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 56

1.	We note your response to comment 5 in our August 31, 2009 letter, in which you indicate that you do not engage in benchmarking. Please refer to question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations (available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm), which defines a benchmark as “using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.” Your response indicates that you use comparative data as a “factor in setting compensation levels, “and you disclose on page 4 of your proxy that base salaries are “based on market practices of other companies.” You also disclose that in setting cash incentive compensation you consider the average amount of compensation paid by companies in a specific revenue range. We therefore reissue our comments.

Reply: We acknowledge the comment and appreciate the distinction between benchmarking and using survey and similar data to obtain a general understanding about compensation practices. For the incentive cash compensation, the information that the Compensation Committee reviewed was from a survey that presented the data from companies based on revenues but did not provide the specific names of the companies in each of the categories. In addition, the review of proxy data was not performed systematically and was only looked to obtain a general understanding of what other companies are doing. In the future, if the company used compensation data from other companies to base, justify or provide a framework for” its compensation decisions, it will identify the companies in the CD&A.

Signatures

2.	We note your response to comment 8 and refer you to General Instruction D of Form 10-K, requiring a signature by the registrant and its chief executive officer. You should also refer to the language appearing on page 12 of that Form, which sets forth the language required to distinguish signatures of the registrant from those of the officers. Given that your Form 10-K does not contain such language identifying whether Mr. van der Wansem signed on your behalf or as chief executive, please amend your Form 10-K to provide proper signatures.

3.	Reply: As discussed with the staff, we will file an amendment on Form 10-K/A to clarify the signature page.

Form 10-Q for the fiscal quarter ended June 28, 2009

Item 4. Controls and Procedures, page 18

4.	We note your response to prior comment 11 that you began taking remediation initiatives starting in the second quarter of 2009 to correct your material weaknesses in internal control over financial reporting. With a view toward clarified disclosure, tell us what changes were made to your internal controls over financial reporting for the period ended June 28, 2009 and tell us whether these changes materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Reply: Under the direction of our new Chief Financial Officer, Mr. Peter J. Tallian, we have undertaken remediation initiatives starting in the second quarter of 2009 to correct the material weaknesses in internal control over financial reporting. These initiatives include the hiring of additional staff which include the new chief financial officer and the new manager of external reporting and tax. Under the direction of the CFO, there are now frequent meetings and training sessions with members of the accounting staff. Checklists are now utilized on a monthly basis outlining all key tasks. Specialized consultants, who focus on accounting controls, have been assisting the accounting staff on a daily basis since the middle of the second quarter. The quality and timeliness of closing our general ledger on a monthly basis and preparing quarterly financial statements has improved through direct management focus. The department has been reorganized to balance workload among staff members. The material weakness related to intercompany accounting has been addressed through additional system controls and procedures and now reconciles on a monthly basis. These steps were designed to remediate the control deficiencies that gave rise to the material weaknesses. However, much of the remediation involved personnel and training, the effectiveness of which is less susceptible to precise measurement. As a result, when we filed our second quarter Form 10-Q we were not in a position to conclude with sufficient certainty that the measures either had a material effect on our internal control over financial reporting or were reasonably likely to do so. We believe that these and other steps will over time materially affect our control over financial reporting, but believe it will take additional time and testing for us to reach this conclusion with certainty. However, we will include in our upcoming report on Form 10-Q for the third quarter of 2009 a description of these changes that we have made to improve our internal control over financial reporting.

We hope that this letter has been responsive to your comments. If you have any questions, please contact Peter J. Tallian, Chief Financial Officer, at 978-667-4111 x.129.

BTU INTERNATIONAL, INC.

By	/s/ Peter J. Tallian
Peter J. Tallian
Chief Financial Officer